Exhibit 99.2

Dr. Reddy’s Laboratories Ltd. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500 034, Telangana, India. CIN: L85195TG1984PLC004507

Tel :+91 40 4900 2900 Fax :+91 40 4900 2999 Email: mail@drreddys.com www.drreddys.com

June 16, 2017

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

This is to inform you that the audit of our Formulations Srikakulam Plant (SEZ) Unit I, Andhra Pradesh, by the US FDA, has been completed today. We have been issued a Form 483 with one observation, which we are addressing.

This is for your information.

With regards,

/s/ Vikas Sabharwal

Vikas Sabharwal
Assistant Company Secretary

Encl: As above

CC: New York Stock Exchange Inc.(Stock Code: RDY)